UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment no. 9)*

RoboGroup T.E.K. Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.5 per share
(Title of Class of Securities)

M20330 10 2
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. M20330 10 2	13G	Page 2 of 5 Pages

1	Name of Reporting Person: Haim Schleifer I.R.S. Identification No. of above person (entities only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a)☐ (b)☐
3	SEC Use Only
4	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 737,412 Ordinary Shares*
	6	Shared Voting Power: 0
	7	Sole Dispositive Power: 737,412 Ordinary Shares*
	8	Shared Dispositive Power: 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 737,412 Ordinary Shares*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9): 6.2%**
12	Type of Reporting Person (See Instructions): IN

*	Includes 36,000 shares that are subject to currently exercisable options.

**	This is a percentage of the sum (1) the 11,238,952 ordinary shares of the Issuer that were outstanding on December 31, 2004, and (2) the 36,000 shares issuable upon exercise of options by the Reporting Person.

Item 1.

(a)	Name of Issuer: RoboGroup T.E.K. Ltd.

(b)	Address of Issuer’s Principal Executive Offices: Rechov HaMelacha 13, Afeq Industrial Estate, Rosh Ha'ayin 48091, Israel

Item 2.

(a)	Name of Person Filing: Haim Schleifer

(b)	Address of Principal Business Office or, if none, Residence: Rechov HaMelacha 13, Afeq Industrial Estate, Rosh Ha’ayin 48091, Israel

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares, par value 0.5 NIS per share

(e)	CUSIP Number: M20330 10 2

Item 3. Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: 737,412 Ordinary Shares, of which 36,000 shares are subject to currently exercisable options.

(b)	Percent of class: 6.2%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: Mr. Schleifer has the power to vote or direct the vote of 737,412 Ordinary Shares of the Issuer.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: Mr. Schleifer has the sole power to dispose or direct the disposition of 737,412 Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of: None

*	This is a percentage of the sum of (1) the 11,238,952 ordinary shares of the Issuer that were outstanding on December 31, 2004, and (2) the 36,000 shares issuable upon exercise of options by the Reporting Person.

Page 3 of 5 pages

Stock Option Plan. Mr. Schleifer was one of the participants in a Stock Option Plan of the Issuer whereby the Issuer had issued to a trustee on his behalf 90,000 Options to purchase 90,000 Ordinary Shares. Mr. Schleifer was entitled to receive a prorated portion of such shares over a period of five years and as of January 1, 2005, he was eligible to receive 36,000 of these Options subject to (i) the payment of the exercise price of the Options as defined in the Stock Option Plan; and (ii) his serving either as a director or an employee of the Issuer or one of its subsidiaries.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Page 4 of 5 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

By: /S/ Haim Schleifer —————————————— Haim Schleifer

Page 5 of 5 pages